                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           Hudson Valley Holding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.20 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Mr. Stephen R. Brown                                 Bonnie J. Roe, Esq.
Hudson Valley Holding Corp.                          Day, Berry & Howard LLP
21 Scarsdale Road                                    One Canterbury Green
Yonkers, New York 10707                              Stamford, CT 06901
(914) 961-6100                                       (203) 977-7300

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                       (Continued on the following pages)


                               (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Josephine Abplanalp
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                           (b)  [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF               7      SOLE VOTING POWER
SHARES                         15,538
BENEFICIALLY                   -------------------------------------------------
OWNED BY EACH           8      SHARED VOTING POWER
REPORTING                      693,302
PERSON                         -------------------------------------------------
WITH                    9      SOLE DISPOSITIVE POWER
                               15,538
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               693,302
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      708,840
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.65%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


                               (Page 2 of 5 Pages)

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule D relates is the common stock, par value $0.20 per share (the "Common Stock"), of Hudson Valley Holding Corp., a New York corporation ("Hudson Valley").

         Hudson Valley's principal executive offices are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background:

         (a)  The Reporting Person is Josephine Abplanalp.

         (b) The residence address of the Reporting Person is 700 Nepperhan Avenue, Yonkers, New York 10702.

         (c)  The Reporting Person is not employed.

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The Reporting Person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Date                                 Number of Shares
         ----                                 ----------------
         November 14, 2003                        109,763
         November 24, 2003                        3,381
         December 17, 2003                        11,314
         January 13, 2004                         456,904
         February 2, 2004                         40,715
         April 27, 2004                           35,420
         May 19, 2004                             35,806

         The Reporting Person is the widow of Robert H. Abplanalp and holds 15,538 shares of Common Stock in her own name. On September 16, 2003, the Reporting Person, along with William E. Griffin, John P. Abplanalp and Marie A. Holcombe, became a co-executor of the Estate of Robert H. Abplanalp (the "Estate") and a joint beneficial owner of the 109,763 shares of Common Stock held in the Estate. On November 24, 2003, December 17, 2003, January 13, 2004 February 2, 2004, April 27, 2004 and May 19, 2004 the Estate received a distribution of 3,381 shares, 11,314 shares due to allocation of 10% stock dividend, 456,903 shares 40,715 shares, 35,420 shares and 35,806 shares of Common Stock, respectively, from a Grantor Retained Annuity Trust (the "GRAT") originally established for the


                               (Page 3 of 5 Pages)
benefit of Robert H. Abplanalp. The trustees of the GRAT were William E. Griffin, John P. Abplanalp and Marie A. Holcombe. There was no consideration for the distribution of the shares from the GRAT to the Estate.

Item 4. Purpose of Transaction.

         The Reporting Person does not currently intend to exercise her duties as a co-executor for the purpose of implementing any plans or proposals which relate to, or would result in, any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) - (b) The table below sets forth the information required in (a) and (b) of this Item 5 as of the date of the filing of this Schedule 13D:

Name                Number of        Shared Voting    Shared         Sole Voting
                    Shares           Power            Investment     Power
                    Beneficially                      Power
                    Owned
--------------------------------------------------------------------------------
Hudson Valley       708,840          693,302          693,302        15,538

         (c) Not applicable.

         (d) As a co-executor of the Estate, the Reporting Person has shared voting and investment power over all 693,302 shares held by the Estate.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
               Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

         Not applicable.


                               (Page 4 of 5 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 3, 2004


                                           /s/Josephine Abplanalp
                                         --------------------------
                                            Josephine Abplanalp


                               (Page 5 of 5 Pages)